Exhibit 21.1
NCI BUILDING SYSTEMS, INC.
List of Subsidiaries

NCI Group, Inc.	Nevada
Building Systems de Mexico, S.A. de C.V.	Mexico
CENTRIA	Pennsylvania General Partnership
CENTRIA, Inc.	Delaware
Robertson Building Systems Limited	Ontario, Canada
Robertson-Ceco II Corporation	Delaware
Steelbuilding.com, LLC	Delaware